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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

POLYCOM, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0005 Per Share
(Title of Class of Securities)

73172K-10-4
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael R. Kourey
Senior Vice President of Finance
and Administration
and Chief Financial Officer
Polycom, Inc.
1565 Barber Lane
Milpitas, California 95035
(408) 526-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Mark A. Bertelsen, Esq.
Jose F. Macias, Esq.
J. Rol Williams, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$65,090,913	$13,018**

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,267,376 shares of common stock of Polycom, Inc. having an aggregate value of $65,090,913 as of May 15, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**
Previously Paid.

/ /  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

/ /  Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    / /  third party tender offer subject to Rule 14d-1.
    /x/  issuer tender offer subject to Rule 13e-4.
    / /  going-private transaction subject to Rule 13e-3.
    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  / /

Introductory Statement

    This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed by Polycom, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on May 21, 2001, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by the Company with the SEC on May 22, 2001, (the "Schedule TO"), relating to an offer by the Company to exchange certain outstanding options to purchase the Company's common stock as set forth in the Schedule TO held by eligible employees and consultants of the Company for new options to purchase 0.85 shares of the Company's common stock for each share covered by the old options. This exchange offer will occur upon the terms and subject to the conditions described in (1) the Offer to Exchange filed as Exhibit (a)(1) to the Schedule TO, (2) the Memorandum from Robert C. Hagerty filed as Exhibit (a)(2) to the Schedule TO, (3) the Election Form filed as Exhibit (a)(3) to the Schedule TO, (4) the Notice to Withdraw from the Offer filed as Exhibit (a)(4) to the Schedule TO and (5) the Form of Promise to Grant Stock Option(s) filed as Exhibit (a)(5) to the Schedule TO.

    This Amendment No. 2 amends the Schedule TO in order to file the following exhibits:

  (a)
  an email message from Lucy Park to optionholders eligible to participate in the exchange offer transmitting the documents regarding the exchange offer; and

  (b)
  an email message from Lucy Park to all optionholders of the Company regarding the exchange offer.

Item 12. Exhibits.

(a)	(1)*	Offer to Exchange, dated May 21, 2001.
	(2)*	Memorandum from Robert C. Hagerty, President and Chief Executive Officer of the Company, dated May 21, 2001.
	(3)*	Election Form.
	(4)*	Notice to Withdraw from the Offer.
	(5)*	Form of Promise to Grant Stock Option(s).
	(6)	Polycom, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 20, 2001 and incorporated herein by reference.
	(7)	Polycom, Inc. Quarterly Report on Form 10-Q for the quarter ended April 1, 2001, filed with the Securities and Exchange Commission on May 16, 2001 and incorporated herein by reference.
	(8)	Email message from Lucy Park to optionholders eligible to participate in the exchange offer transmitting the documents regarding the exchange offer.
	(9)	Email message from Lucy Park to all optionholders of the Company regarding the exchange offer.
(b)	Not applicable.
(d)	(1)*	Polycom, Inc. 1996 Stock Incentive Plan, as amended, and form of agreement thereunder.
	(2)*	Subplan to the Polycom, Inc. 1996 Stock Incentive Plan, as amended, for the United Kingdom and form of agreement thereunder.
	(3)*	Subplan to the Polycom, Inc. 1996 Stock Incentive Plan, as amended, for France and form of agreement thereunder.
	(4)*	Addendum to the Polycom, Inc. 1996 Stock Incentive Plan, as amended, for The Netherlands and form of agreement thereunder.

(5)*	Polycom, Inc. 1996 Stock Incentive Plan Prospectuses, each dated as of May 17, 2001.

*
Previously filed as an exhibit to the Schedule TO filed by Polycom, Inc., on May 21, 2001, as amended by Amendment No. 1 to the Schedule TO filed on May 22, 2001.

(g)
Not applicable.

(h)
Not applicable.

2

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

POLYCOM, INC.
/s/ MICHAEL R. KOUREY Michael R. Kourey Senior Vice President, Finance and Administration and Chief Financial Officer

Date: May 23, 2001

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)*	Offer to Exchange, dated May 21, 2001.
(a)(2)*	Memorandum from Robert C. Hagerty, President and Chief Executive Officer of the Company dated May 21, 2001.
(a)(3)*	Election Form.
(a)(4)*	Notice to Withdraw from the Offer.
(a)(5)*	Form of Promise to Grant Stock Option(s).
(a)(6)	Polycom, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 12, 2001 and incorporated herein by reference.
(a)(7)	Polycom, Inc. Quarterly Report on Form 10-Q for the quarter ended April 1, 2001, filed with the Securities and Exchange Commission on May 16, 2001 and incorporated herein by reference.
(a)(8)	Email message from Lucy Park to optionholders who are eligible to participate in the exchange offer transmitting the documents regarding the exchange offer.
(a)(9)	Email message from Lucy Park to all optionholders of the Company regarding the exchange offer.
(d)(1)*	Polycom, Inc. 1996 Stock Incentive Plan, as amended, and form of agreement thereunder.
(d)(2)*	Subplan to the Polycom, Inc. 1996 Stock Incentive Plan, as amended, for the United Kingdom and form of agreement thereunder.
(d)(3)*	Subplan to the Polycom, Inc. 1996 Stock Incentive Plan, as amended, for France and form of agreement thereunder.
(d)(4)*	Addendum to the Polycom, Inc. 1996 Stock Incentive Plan, as amended, for The Netherlands and form of agreement thereunder.
(d)(5)*	Polycom, Inc. 1996 Stock Incentive Plan Prospectuses, each dated as of May 17, 2001.
*
Previously filed as an exhibit to the Schedule TO filed by Polycom, Inc. on May 21, 2001, as amended by Amendment No. 1 to the Schedule TO filed May 22, 2001.

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Introductory Statement
  Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS